Exhibit 99.2

Greenbrook TMS Inc.

Bought Deal Treasury Offering of Common Shares

Term Sheet	September 22, 2021

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. Copies of the final base shelf prospectus, and any applicable shelf prospectus supplement, may be obtained from Stifel Nicolaus Canada Inc. or Bloom Burton Securities Inc. for which contact details are provided below.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

All amounts in United States dollars ($) except as otherwise stated

Issuer:	Greenbrook TMS Inc. (the “Company”)

Issue:	1,485,000 common shares of the Company (the “Common Shares”)

Amount:	US$11,508,750 (C$14,746,050)

Issue Price:	US$7.75 per Common Share

Over-Allotment Option:	The Company has granted the Underwriters an Over-Allotment Option, exercisable in whole or in part at any time, to purchase up to an additional 15% of the Issue at the Issue Price for a period of 30 days following Closing to cover over-allotments, if any.

Use of Proceeds:	The Company intends to use the net proceeds to fund the acquisition of Achieve TMS East, LLC and Achieve TMS Central, LLC, and for working capital and general corporate purposes.

Form of Offering:	Bought deal by way of a base shelf prospectus and prospectus supplement in all provinces and territories of Canada (except Quebec) and pursuant to the multijurisdictional disclosure system in the United States.

Listing:	Application will be made to list the Common Shares on the Toronto Stock Exchange (the “TSX”) and, if necessary, notice will be made to the Nasdaq Capital Market of The NASDAQ Stock Market LLC (“NASDAQ”). The existing common shares of the Company are listed on the TSX and the NASDAQ under the symbols “GTMS” and “GBNH”, respectively.

Eligibility for Investment:	The Common Shares will be qualified investments under the Income Tax Act (Canada) for RRSPs, RESPs, RRIFs, RDSPs, DPSPs, and TFSAs.

Bookrunners:	Stifel GMP and Bloom Burton

Commission:	6.0%

Closing:	On or about September 27, 2021

The Company has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the final prospectus supplement in respect of this offering, and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement, together with the prospectus, or you may request it in United States from the offices of Stifel, Nicolaus & Company, Incorporated at Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, CA 94104, by telephone at (415) 364-2720, or by email at syndprospectus@stifel.com, and in Canada from Stifel Nicolaus Canada Inc. by email at ECMCanada@stifel.com and from the offices of Bloom Burton Securities Inc. at Attention: Equity Capital Markets, 65 Front Street East, Suite 300 Toronto, ON M5E 1B5, by telephone at (416) 640-7575 or by email at ecm@bloomburton.com.